UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number: 001-33107

CANADIAN SOLAR INC.

545 Speedvale Avenue West, Guelph,

Ontario, Canada N1K 1E6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CANADIAN SOLAR INC.

Form 6-K

TABLE OF CONTENTS

Explanatory Note

Signature

Exhibit Index

Exhibit 99.1

Explanatory Note

In connection with the previously announced carve-out IPO of Canadian Solar Inc.’s (“Canadian Solar”) majority-owned subsidiary CSI Solar Co., Ltd. (“CSI Solar”) on the Science and Technology Innovation Board (the “STAR Market”) of the Shanghai Stock Exchange (“SSE”), CSI Solar has responded to certain inquiries from the SSE regarding its business and industry. This is in line with usual review procedures of the SSE. The full question and answer document for the first round of inquiries has been posted on the SSE’s website in Chinese at http://kcb.sse.com.cn/renewal/xmxq/index.shtml?auditId=961&anchor_type=0

As part of the SSE’s inquiries, CSI Solar has been requested to provide preliminary estimates of CSI Solar’s financial performance forecast for the six months ending December 31, 2021. The forecast is consistent with Canadian Solar’s third quarter and full year guidance provided on August 12, 2021, which remains unchanged.

Currently, Canadian Solar owns approximately 80% of CSI Solar’s shares, which includes approximately 5% of the shares issued under CSI Solar’s employee stock ownership plan (“ESOP”) that will become effective immediately upon the completion of the IPO. Immediately following the IPO and giving effect to the ownership transfer of the ESOP shares and the dilutive effect from the shares newly issued for the IPO, Canadian Solar expects to hold approximately 64% of CSI Solar’s shares.

Exhibit 99.1 provides an English translation of the forecast for the six months ending December 31, 2021 for CSI Solar.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN SOLAR INC.

	By:	/s/ Shawn (Xiaohua) Qu
	Name:	Shawn (Xiaohua) Qu
	Title:	Chairman and Chief
Executive Officer

Date: September 7, 2021

EXHIBIT INDEX

Exhibit 99.1 — Financial Performance Forecast of CSI Solar Co., Ltd.